UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                           SEC FILE NUMBER
                                                               0-15362
                                                           CUSIP NUMBER
                                                              204 805 501


(Check One):  [ ] Form 10-K and Form 10-KSB     [  ] Form 11-K    [  ] Form 20-F
              [ X ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

     For  Period Ended: January 31, 1998

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




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                         PART I - REGISTRANT INFORMATION

                                COMPUFLIGHT, INC.
                             Full Name of Registrant


                            Former Name if Applicable

                              99 Seaview Boulevard
            Address of Principal Executive Office (Street and Number)

                            Port Washington, NY 11050
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1998 within the prescribed time period for the following reason: As indicated in previous quarterly and annual reports filed with the Securities and Exchange Commission, the Company's Canadian subsidiary has filed claims for Scientific Research and Experimental Development tax credits for several years extending back to 1992. The Company is now undergoing the final audit of a significant portion of these claims by Revenue Canada and is awaiting an assessment notice. Since the Company was unable to determine what portion of the total claim, if any, would be declined and could not establish a reasonable estimate as to such an amount, the completion of the Company's audited financial statements for the fiscal year ended October 31, 1997 has been delayed. The Company is awaiting the results of the tax audit to determine the effect, if any, on earnings and on balance sheet classifications, and to provide its financial statement auditors sufficient information to complete the audited financial statements. The Company anticipates that the tax audit will be



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completed in the near future. Following receipt of the results of the tax audit, the Company will be in a position to complete its financial statements for the fiscal year ended October 31, 1997 and the fiscal quarter ended January 31, 1998.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Rainer Vietze                             (519)          747-1170
       (Name)                                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [ X ] No

     Form 10-KSB for the fiscal year ended October 31, 1997

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                COMPUFLIGHT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 18, 1998                     By: /s/ Rainer Vietze
       --------------                         ------------------
                                              Rainer Vietze
                                              Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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